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                                                                    Exhibit 20.1


                                Notice of Merger
                         (Key Components LLC Letterhead)


November 21, 2000

To: Shareholder of Acme Electric Corporation

Dear Shareholder:

         Effective November 21, 2000, Acme Electric Corporation ("Acme") was merged into KCI Merger Corp. pursuant to the terms of the Agreement and Plan of Merger, dated as of May 26, 2000, among Acme, KCI Merger Crop. and its parent, Key Components, LLC. As a result of this merger, your shares in Acme have been converted into the right to receive a cash payment equal to $9.00 per share. We have selected American Stock Transfer & Trust Company (the "Paying Agent") to act as the paying agent for this transaction. Enclosed please find a packet from the Paying Agent instructing you how to redeem your shares for such cash payment. Please note that delivery will be effected, and risk of loss and title will pass, only upon proper delivery to and receipt of the share certificates by the Paying Agent. To ensure proper delivery and receipt thereof, it is recommended that you send the documents by registered mail with return receipt requested.

         If you have any questions, you may call the Paying Agent as set forth in the enclosed information.


                                  ROBERT B. KAY
                                  President









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